Exhibit 77H

For RiverSource International Aggressive Growth Fund and RiverSource International Equity Fund:

During the six-month fiscal period ended October 31, 2006 , the Fund may serve as an underlying investment of the RiverSource Portfolio Builder Funds, six affiliated funds-of-funds, principally and/or Ameriprise Financial, Inc. or its affiliates through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.